                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]

                                                          SHAREHOLDER NEWSLETTER
[Photo of Jean-Marie Messier]



Vivendi Universal has announced its first-half 2001 earnings. The figures are good, and we are in a position to confirm our annual targets with confidence despite the economic climate, which has become even more uncertain following the tragic events in the U.S. on September 11. Those events have had a profound impact on each and every one of us. We were very directly affected by this tragedy. By some miracle, none of our employees lost his or her life. But there wasn't one of them who didn't lose a relative, loved one or friend. At Vivendi Universal, we immediately implemented financial and psychological support centers. I'm pleased to say that there was a surge of support: just a few hours after the attacks, many of our employees were assisting the wounded, families of the victims and rescue workers. And offers of aid came in from Vivendi Universal employees throughout the world. Our employees have now given hundreds of thousands of dollars in donations. Vivendi Universal has decided to double match employees' contributions up to $1,000 and to give $5 million to the September 11 Fund that was set up to help victims. I'm proud that this spirit of support at Vivendi Universal came in response to the courage, dignity and vitality of the American people.

Half-year results: in line with our targets

For the company as a whole, revenues are up 11%, generating a 42% increase in EBITDA to almost 4 billion euros. The Media and Communications businesses posted a 77% increase in EBITDA and a 184% increase in EBIT, while Environmental Services businesses have continued to grow steadily in terms of both revenues (11%) and EBITDA (12%). Vivendi Universal's primary strength is its operational strength, which comes from the quality of its people and products. It's the basis for our strong growth and performance.

In the current circumstances, however, the key question is: can we meet our goals for the future? Markets everywhere are becoming increasingly difficult. The risk of a recession has been brought closer by the September 11 attacks and the distress they have brought to many households, as well as the political risks.

During such difficult times, no one can tell what's going to happen in the future. I simply want to tell you why I think Vivendi Universal is better prepared than other companies to withstand the period of uncertainty the world is going through.

October
2001

We are only slightly dependent on advertising revenues: 1%. Our music, film, publishing and telecoms units will not be impacted by the dramatic drop in advertising that is striking our competitors. Our business models are largely based on subscriptions (44% of our revenues): telecommunications (Cegetel, SFR), pay TV (Canal+) and print magazines. Subscribers are loyal customers. This makes us stronger in adverse situations.

We strengthened our presence in growth activities that are not greatly influenced by fluctuations in the economic climate. That is the case in Education, a strong growth segment in which we have become the number two worldwide with the acquisition of U.S. publisher Houghton Mifflin. Our competitors do not have that strength. We also derive a significant proportion of our revenues from our Environmental Services businesses, which benefit from long-term contracts. These businesses are underpinned by 150 years of unrivaled know-how. That too, reinforces our strength.

We have a truly international footprint with firm roots in a large number of local markets. Our approach reduces risks and guarantees relationships based on trust with local consumers, which is essential in periods of uncertainty. Universal Music is the leader in North America, South America and Europe. In film, through USG and StudioCanal, we produce both American and European films of all genres. In education, we are the only publisher to be present in the English, French, Spanish and Portuguese languages; and our games are designed with a global base and sold worldwide.


VIVENDI UNIVERSAL:

A SHARE PRICE DISCONNECTED FROM OUR ASSET VALUE

I firmly believe that all of the above places us in a better position to withstand a prolonged economic downturn or, even, a recession. Will the stock market come around to recognizing that fact?

I understand how upset you may feel about our share price. Our teams share this feeling and find our share price unfair, even though our share price is performing better than our competitors' and better than the telecoms and media indexes. I realize this is a meager consolation for shareholders.

The truth is that the markets have been experiencing a crash for the past months, and this has been aggravated by the tragic events of September 11. The main feature of a crash is that the market becomes virtually blind to the real performance of companies and no longer differentiates between them. Some large investors prefer to sell blocks of stock and do not reinvest, or only for fast, short-term movements.

The only option given such conditions is never to give up, and to explain over and over again what we are, our basic strengths, what makes us more sound than others, and so on. And that's exactly what I and all of my team are doing now, tirelessly meeting with analysts and investors in Europe and North America. We're doing this with enthusiasm, showing the true face of Vivendi Universal, with the abundance of talent, creativity and determination of its employees. We also launched a share buyback plan -- equivalent to 3% of our capital stock -- which will increase the net asset value per share for our shareholders.

The months, and possibly even years, to come may not be very easy for the world economy. Vivendi Universal, however, has many real strengths to withstand the tempest. Vivendi Universal is a wonderful company. It's dynamic, creative, sound and strong.

The markets may not know where they are headed, but our company knows where it's going. Vivendi Universal will show patience and courage, so that one day, when the markets rebound, our share price will more closely reflect our real value and be more worthy of the trust you place in our company.

                                                              JEAN-MARIE MESSIER
                                                                Chairman and CEO


[MONITOR PHOTO]                  [PHONE PHOTO]
INTERNET

                                                                       TV & FILM

                                                                [PHOTO OF WOMAN]

                                    TELECOMS

                 KEY FIGURES FOR THE PERIOD ENDED JUNE 30, 2001

REVENUES for the period ended
June 30, 2001 26,443 million euros**

[REVENUES PLOTPOINTS]

Music                    2,986     (+ 2%)
Publishing               1,611     (+ 3%)
TV & Film                4,325     (+ 6%)
Telecoms                 3,478    (+ 41%)
Environmental
Services                13,940    (+ 11%)

EBITDA for the period ended
June 30, 2001 3,975 million euros**

[EBITDA PLOTPOINTS]

Music                      451    (+ 16%)
Publishing                 223    (+ 11%)
TV & Film                  598   (+ 105%)
Telecoms                 1,136   (+ 105%)
Environmental
Services                 1,765    (+ 12%)


OPERATING INCOME for the period ended
June 30, 2001 1,889 million euros**

[OPERATING INCOME PLOTPOINTS]

Music                      234                (+ 25%)
Publishing                 150                 (+ 2%)
TV & Film                  123     (more than triple)
Telecoms                   706               (+ 159%)
Environmental
Services                   967                (+ 13%)

During the first half of 2001, and compared with the pro forma first half of 2000*, REVENUES grew 11% to 26.4 billion euros; EBITDA grew 42% to nearly 4 billion euros, and OPERATING INCOME grew 65% to 1.9 billion euros.

Despite the economic slowdown, the results of Vivendi Universal's Media and Communications businesses increased strongly and the company achieved three-quarters of its full-year EBITDA target.

These strong results, obtained across all of Vivendi Universal's business segments, were driven by the quality of day-to-day management and strong performance in all operations.


* Pro forma results illustrate the effect of the merger between Vivendi, Canal+ and Seagram, and exclude Sithe and France Loisirs (which were not consolidated in 2001).

Growth rates compared to pro forma first half of 2000.

** Including Internet, holding and non-core.


         EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is commonly used by analysts and investors, in particular in the media and communications sector, to measure a company's performance.


                                                                     ENVIRONMENT


[MAN W/ GUITAR PHOTO]   [GROUP PHOTO]   [WOMAN AT KEYBOARD PHOTO]
                                                          [WOMAN DRINKING PHOTO]



                                   PUBLISHING

MUSIC

                 KEY FIGURES FOR THE PERIOD ENDED JUNE 30, 2001

MUSIC

UNIVERSAL MUSIC GROUP

-    NO.1 WORLDWIDE in music

-    26 ALBUMS SOLD OVER ONE MILLION UNITS during the first half of 2001

-    INCREASE IN MARKET SHARE

During the first half of 2001, Universal Music Group (UMG) continued to increase its revenues and market share in a somewhat sluggish market. This performance, combined with good control of operating costs, resulted in double-digit growth of UMG's EBITDA and operating income.


PUBLISHING

VIVENDI UNIVERSAL PUBLISHING

- BUSINESS SEGMENT WAS NOT AFFECTED BY DOWNTURN IN ADVERTISING REVENUES. THE COMPANY'S EXPOSURE, AFTER ADJUSTING FOR RECENT ACQUISITIONS AND DIVESTITURES, IS 1%

- NO.2 WORLDWIDE IN EDUCATIONAL PUBLISHING with the acquisition of Houghton Mifflin

- DIABLO II EXTENSION PACK: No. 1 in sales of PC games in the U.S. (by the end of June 2001)

Despite the seasonal nature of some of Vivendi Universal Publishing's operations (trade shows, games releases scheduled for the second half of the year), Publishing posted slight growth as a result of the very good performances of the education and literature segments (EBITDA tripled during the second quarter).


TV & FILM

CANAL+ UNIVERSAL STUDIOS

- THREE OF THE FIVE BIGGEST BOX- OFFICE SUCCESSES WORLDWIDE (Jurassic Park III, Hannibal, The Mummy Returns) in 2001

- INCREASE IN SUBSCRIPTIONS, in particular for Canal+'s digital services (+30% over one year)

-    INCREASE IN AVERAGE REVENUE per user for Canal+

-    STRONG SUCCESS OF UNIVERSAL STUDIOS THEME PARK IN JAPAN

TV & Film posted very strong growth in EBITDA (which more than doubled) and operating income, due primarily to the excellent results in the film segment and the restructuring of Canal+'s European operations.


TELECOMS CEGETEL  SFR

-    11.2 MILLION MOBILE SUBSCRIBERS (up 11% over the six-month period)

-    2.7 MILLION FIXED LINES (up 8% over the six-month period)

-    STRONG GROWTH IN DATA TRANSMISSION SERVICES

Telecoms had an excellent first half in 2001: revenues increased 41%, EBITDA doubled and operating income increased over 150%. These results are attributable primarily to SFR, Cegetel's mobile telephony subsidiary, which decreased mobile phone subscriber acquisition costs, increased average revenue per user, and grew value-added services.


ENVIRONMENTAL SERVICES

-    MANY MUNICIPAL AND INDUSTRIAL CONTRACTS WON

-    57% OF REVENUES GENERATED OUTSIDE FRANCE (up 10%)

-    IMPROVED MARGINS in every segment

Revenues for the period ended June 30, 2001 were up more than 11% over the previous period, due mainly to internal growth of over 8%. Most external growth is accounted for by the implementation of the EDF/Dalkia agreement and acquisitions made during the second half of 2000 in the waste management segment in Asia and Latin America.

                          HIGHLIGHTS VIVENDI UNIVERSAL


[CURIOUS GEORGE GRAPHIC]

EDUCATIONAL PUBLISHING: world No. 2 in educational publishing

Vivendi Universal acquired Houghton Mifflin, the fourth biggest educational publisher in the U.S. and one of the country's oldest publishing houses. The acquisition boosts Vivendi Universal Publishing into second place worldwide in educational publishing, with about $2.2 billion in annual revenues. Houghton Mifflin also publishes general literature, with writers such as J. R. R. Tolkien and Philip Roth, and the famous Curious George character who is known by all American children. Vivendi Universal Publishing was already market leader in France, Spain and Brazil, with solid market share in Europe and Latin America. The company is now market leader of the educational publishing segment in the U.S. The acquisition will also lead to synergies within Vivendi Universal Publishing's production, logistics and central services in the U.S.


[MP3.COM LOGO]

ONLINE MUSIC: a large audience

MP3.com, a leading distributor of online music, is now part of Vivendi Universal. MP3.com offers the Internet's music fans one of the largest digital record catalogs in the world, with almost one million titles and 150,000 artists and labels. The acquisition strengthens Vivendi Universal's position in online music and digital technology. In terms of audience ratings, Vivendi Universal's music portals -- MP3.com, GetMusic, FarmClub and Emusic -- now lead the world, with 40 million registered users, 120 million pages viewed and almost 7 million unique visitors a month (June and July 2001).


[UNIVERSAL MUSIC MOBILE LOGO]

UNIVERSAL MUSIC MOBILE

Universal Music Mobile is a new brand targeted at 12-25 year olds that combines a simple, inexpensive mobile telephone service with exclusive music services. Launched in France on September 14, Universal Music Mobile is available in kit form (with a SIM card) for FF59 from SFR sales outlets and 25,000 newsstands. The card can be installed in any mobile phone. Universal Music Mobile offers four exclusive music services: previews of Universal Music titles, the latest news on each customer's favorite music, ticket reservations for concerts, and online sales of CDs at reduced prices. The kit gives access to four subscription formulas costing from FF99 to FF249 a month, with no risk of overspend. It's a reassuring concept that holds no surprises for parents, 80% of whom pay at least part of their children's telephone bills.


OLYMPIA: the best-known music venue in Paris

[OLYMPIA SIGN PHOTO]

Vivendi Universal has taken over the operation of Olympia, the best-known music venue in Paris. Stars from all over the world have performed there, including Charles Aznavour, Barbara, The Beatles, Jacques Brel, Gilbert Becaud, Dalida, Celine Dion, Faudel, Elton John, Yves Montand, Johnny Hallyday, Liza Minnelli, Claude Nougaro, Edith Piaf and The Rolling Stones. Olympia will become part of Universal Music Group France, but will continue to be a venue for artists from all labels.

                          HIGHLIGHTS VIVENDI UNIVERSAL


Movies ON-DEMAND

This summer, Universal Studios became the first major studio to strike a deal with iN DEMAND, the leading U.S. cable pay-per-view network, for on-demand distribution of its films. This flexible, practical service enables TV viewers to put together their own film program from Universal Studios' wide-ranging library of new and classic movies.

Universal Studios also created a joint-venture on-demand film distribution company with four other major studios: the company will be the first in the U.S. to offer broadband Internet users a wide range of digitally broadcast films. Users will be able to download new and classic films of every genre quickly, reliably and safely.


[THE MUMMY RETURNS POSTER PHOTO]

AN HISTORIC SUMMER

Universal Pictures became the first studio ever to release four movies in a row that each grossed over $100 million in box-office receipts. The Mummy Returns started the trend, followed by The Fast and the Furious, a street-racing movie. Jurassic Park III, which grossed more than $50 million for its first three days, came next. Then American Pie II held the No.1 spot at the box office for three consecutive weeks.

[JURASSIC PARK OUTTAKE PHOTO]

UNIVERSAL STUDIOS AND STUDIOCANAL join forces

At the end of June, Canal+ Group announced that StudioCanal and Universal Pictures would join forces to create a powerhouse in movie and television production and distribution. With this new organization the two studios are in a position to offer audiences throughout the world the whole range of film genres: major Hollywood successes, independent productions, and European films in all of their diversity and breadth.

V. S. NAIPAUL awarded Nobel Prize for Literature

Vivendi Universal Publishing is joining in the celebrations for the Nobel Prize for Literature, which has been awarded to British writer V. S. Naipaul. The Plon publishing house, a Vivendi Universal Publishing company, is the current French editor of Naipaul. Twelve of his works are currently available in paperback as part of the 10/18 collection. Plon will also publish "The Way Of The World", in French, at the beginning of November.

[V. S. NAIPAUL PHOTO]

CEGETEL AND SFR SHOW SUPPORT AFTER TERRORIST ATTACKS

To support the victims of the terrorist attacks in the U.S., Cegetel, in partnership with Telecom Developpement, offered 15 minutes of free telephone calls between France and the U.S. on Sunday, September 16. The move was much appreciated by the company's customers. SFR's mobile network and Cegetel's fixed-line network carried ten times more traffic to the U.S. that day than on any normal Sunday.

                             VIVENDI ENVIRONNEMENT

[NYSE/VIVENDI PHOTO]

VIVENDI ENVIRONNEMENT MAKES ITS DEBUT ON WALL STREET

Vivendi Environnement, the global leader in environmental services, listed its shares on the New York Stock Exchange on October 5. The shares will be traded in the form of American Depositary Receipts (ADRs) under the ticker symbol "VE". The listing will give Vivendi Environnement access to the world's biggest financial market and reflects the company's wish to increase the visibility of its share. The NYSE listing also highlights Vivendi Environnement's expanding position in the U.S., where it generates more than 20% of its revenues.


CULLIGAN SHOWS SUPPORT AFTER TERRORIST ATTACKS

[CULLIGAN TRUCK PHOTO]

Teams from Culligan, a Vivendi Water subsidiary, are showing their solidarity following the attacks on the United States on September 11. Culligan distributors are donating bottles and containers of water in the three regions involved (New York, Washington and Pennsylvania). The deliveries are being made by the various aid organizations, such as the Red Cross and Salvation Army, and to fire stations, police precincts and National Guard departments. In view of the gravity of the situation, Culligan trucked water from its plants in Florida to New York and Washington.


[SEWAGE TREATMENT PLANT PHOTO]

BRUSSELS: zero pollution standards

Aquiris, the Franco-Belgian consortium led by Vivendi Water, has been selected to build and operate the North Brussels wastewater treatment plant. Aquiris will design, build and finance the plant and its collection system, and operate them for 20 years. The plant will have the capacity to treat the wastewater of an equivalent population of 1.1 million. The total value of the contract is approximately 992 million euros. To better protect the environment, the plant will blend perfectly into the suburban landscape of northern Brussels and will be built to zero pollution standards: covered facilities that will be sound-proofed and deodorized to prevent any type of pollution from being emitted.


[SHEFFIELD PHOTO]

UNITED KINGDOM: a 30-year contract

Onyx and Dalkia have won a 30-year contract to collect, recycle and produce energy from the waste generated by the 500,000 residents of Sheffield, UK. With a total value of 2 billion euros, the contract's aim is the sustainable optimization of waste: increased recycling (selective collection, construction of a materials recovery unit), operation of a waste-to-energy plant, and the operation of a district heating network.


UNITED STATES : Connex enters the U.S. market

Connex, Europe's leading private operator of passenger transportation, has penetrated the American market by acquiring Yellow Transportation, the biggest and oldest private passenger transportation company in the Washington DC-Baltimore region. Yellow Transportation carries about 7 million passengers a year and operates 1,200 vehicles in the region, which is undergoing very strong growth for transportation. The region is also the second biggest metropolis in the U.S. in terms of traffic density.

[PHOTO OF SCHOOL BUSES]

STOCK PRICE INFORMATION

VIVENDI UNIVERSAL STOCK PRICE BETWEEN DECEMBER 11, 2000 AND SEPTEMBER 26, 2001


NEW YORK STOCK EXCHANGE

[LINE CHART]

[PLOTPOINTS UNAVAILABLE]



BOURSE DE PARIS

[LINE CHART]

[PLOTPOINTS UNAVAILABLE]



FOR SHAREHOLDER INFORMATION


Head Office:                                                         Shareholders' meeting
42, avenue de Friedland - 75380 Paris Cedex 08 - France              APRIL 24, 2002
Tel.: 33 (0) 1 71 71 10 00 - Fax: 33 (0) 1 71 71 10 01               Paris - France
New York Office: 375 Park Avenue - New York, NY 10152/USA
Tel.: (212) 572-7000

www.vivendiuniversal.com


Share capital: 5,976,639,108 E - RCS Paris 343 134 763 - Siret 343 134 763 00048

Photo credits: Vivendi Universal photo library, all rights reserved, Jerome
               Dacunha.


                                                        [VIVENDI UNIVERSAL LOGO]